650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 20, 2016

Via EDGAR and Overnight Delivery

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C.  20549

Attention:                                         Barbara C. Jacobs

Ivan Griswold

Maryse Mills-Apenteng

Frank Knapp

Craig Wilson

Re:                             Talend S.A.
Amendment No. 1 to Confidential Draft Registration Statement on Form F-1
Submitted April 27, 2016
CIK No. 0001668105

Ladies and Gentlemen:

On behalf of our client, Talend S.A. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 13, 2016, relating to the above-referenced Amendment No. 1 to Confidential Draft Registration Statement on Form F-1.  We are concurrently submitting on a confidential basis via EDGAR this letter and a revised draft of the Registration Statement (the “Registration Statement”).  For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on April 27, 2016.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement.

General

1.                                      In response to prior comment 1, you state that you do not use conversion rates from users who transition from Talend Open Studio to Talend Data Fabric to evaluate your business.  We also note your revised disclosure on page 69 stating that you intend to generate profits through, among other strategies, continued conversion of free open source users to paid users.  Please tell us with more specificity how your management evaluates the effectiveness of your current strategy of converting open source users into paying customers since it does not track the underlying conversion rate.

austin  beijing  boston  brussels  hong kong  los angeles   new york   palo alto
san diego   san francisco  seattle  shanghai  washington, dc  wilmington, de

Division of Corporation Finance

May 20, 2016

The Company advises the Staff that, consistent with the response to prior comment 1, it does not use conversion rates from users who transition from Talend Open Studio to Talend Data Fabric as a key metric to evaluate its business.  The Company advises the Staff that the Company does not have a conversion rate metric readily available as the Company does not require users of its open source offering to register the download of the Company’s open source products.  The Company believes requiring user registration for the Company’s open source offering would go against the culture of open source communities and, as a result, any open source product registration is purely optional on the part of the user.  Moreover, as previously explained in the response to prior comment 1, the Company has not been able to identify consistent trends related to the conversion of users from its open source offerings to paying customers.  Certain open source users will convert to the commercial version shortly after using the Company’s open source offering while other users will take years before converting to the commercial version.

While the Company does not use a conversion rate to evaluate its strategy of converting open source users into paying customers, the Company periodically reviews certain data on an informal basis in order to evaluate whether the Company is successfully using its open source offerings to generate revenue by creating broad awareness of the Company’s products and generating leads.  For example, the Company may periodically review data points including, but not limited to:

•                  the volume of downloads of the Company’s open source products;

•                  the number of open source users that are members of the Company’s open source community; and

•                  the approximate number of leads that are generated from users of its open source products, generally, and in particular with respect to open source users who have voluntarily registered as users.

In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Registration Statement to clarify how it evaluates the strategy of converting open source users into paying customers.

Division of Corporation Finance

May 20, 2016

2.                                      We note your disclosure stating that you commissioned a report by McKnight Consulting Group.  Please file their consent as an exhibit to your registration statement.

The Company advises the Staff that it has filed the requisite consent as Exhibit 99.1 to the Registration Statement.

Risk Factors

“We derive a substantial portion of our revenue from our Talend Data ...,” page 27

3.                                      Please quantify the portion of revenues derived from your Talend Data Integration solution.  In addition, to the extent material, please review your disclosure to quantify other instances in which you refer vaguely to “a portion” of your revenues being derived from various sources such as government entities and channel partners, for example.

In response to the Staff’s comment, the Company has revised the risk factor on page 27 of the Registration Statement to quantify the approximate portion of revenues derived from the Talend Data Integration solution. The Company advises the Staff that it is unable to precisely quantify its subscription revenue by product because it sells product packages that include multiple components of Talend Data Fabric. In order to quantify the portion of its revenues derived from the Talend Data Integration solution, the Company allocates the revenues from these product packages to the individual components of Talend Data Fabric.

In response to the Staff’s comment, the Company has revised the disclosures on pages 16 and 20 of the Registration Statement to quantify the portion of revenues being derived from various sources in other instances, where material. Please note that, with respect to the renewals of existing customers, the Company is unable to precisely quantify the percentage of its subscription revenue derived solely from renewals because, due to varying subscription durations and timing of the booking of subscription agreements, the Company does not precisely track the percentage of its subscription revenue generated on a quarterly or annual basis from existing customer renewals, upsells, cross sells or new customers. Additionally, with respect to cloud versus on premise offerings, the Company is unable to precisely quantify the portion of revenue generated from customers using its on premise products rather than cloud offerings. Due to its unique product architecture, the Company’s on premise offering can be deployed on third-party cloud environments, such as Amazon or Google, as well as dedicated servers on premise.  As the Company cannot systematically track the usage and deployment of its on premise offering, the Company cannot precisely measure subscription revenue generated from cloud versus on premise offerings.

Division of Corporation Finance

May 20, 2016

The Company advises the Staff that it does not believe that the revenue derived from government entities or channel partners is material to the Company’s business. In 2015, the Company only had one sales representative dedicated to United States government entities, and less than 20% of the Company’s subscription revenue was generated directly through channel partners.

Business

Competitive Strengths, page 96

4.                                      Where you refer to the performance of your solutions relative to MapReduce, please briefly explain, consistent with your response to prior comment 15, that the performance calculations were conducted by you.

In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 102 of the Registration Statement to explain that the performance calculations used to assess the performance of its solutions relative to MapReduce were conducted by the Company.

Our Growth Strategy, page 101

General

5.                                      We note from your response to prior comment 17 that you do not currently derive a material portion of your subscription revenues from Talend Big Data Integration.  To provide context to your quantification of revenue growth for this solution, please revise your disclosure to clarify that this solution has not generated a material portion of your revenues.

In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Registration Statement to quantify the approximate portion of revenues derived from the Talend Big Data Integration solution and to add additional appropriate quantification.

***

Division of Corporation Finance

May 20, 2016

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

By:	/s/ Mark B. Baudler
Mark B. Baudler, Esq.

cc:                                Michael Tuchen, Talend S.A.

Thomas Tuchscherer, Talend S.A.

Aaron Ross, Talend S.A.

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

Anthony J. McCusker, Goodwin Procter LLP

Andrew T. Hill, Goodwin Procter LLP

Gregoire Menou, KPMG S.A.

Jacques Pierre, KPMG S.A.